FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.
333-162195

Building a retail powerhouse in Europe's biggest economy Dr. Josef Ackermann Stefan Krause Analyst and investor call Frankfurt, 13 September 2010 FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Statement No. 333·162195

Voluntary public tender offer Rights issue Key terms of transactions Offer price: 3-month volume-weighted average price Offer period expected to start in early October Deutsche Bank aims to consolidate Postbank after settlement Current stake held by Deutsche Bank: 29.95% Gross proceeds: EUR 9.8 bn (committed) 2:1 (old:new) subscription ratio Full dividend entitlement for 2010 Subscription period until 5 October 2010 Use of proceeds: Mainly to cover capital consumption from Postbank conso- lidation, and to support capital base

Financial impact: Key data
Based on 2Q2010 and methodology explained on page 15

Profitability	— Ambition level of combined pre-tax profit for PBC / Postbank at EUR > 3 bn — EUR 1 bn of targeted run-rate synergies p.a. identified so far — Targeted restructuring cost of EUR 1.4 bn — Intent to consolidate triggers a EUR (2.4) bn revaluation of current stake and mandatory exchangeable through P&L in 3Q2010 — On balance, our assumptions[1] still support EUR 10 bn pre-tax profit target for 2011[2]; from today's perspective, the acquisition does not change this target
Capital	— Tier 1 capital ratio post capital increase and acquisition expected to be at 11.6% (core Tier 1 ratio at 8.0%)[3], before 2H2010 retained earnings[4] — Medium-term Tier 1 capital relief potential from divestments, further de-risking at Deutsche Bank and run-off of non-customer assets at Postbank — Maintain our Tier 1 ratio target of at least 10%, subject to adjustment once new capital regime in place
Funding	— Adding EUR 93 bn to create combined retail deposit base of EUR ~260[5] bn

(1) Some environmental variables are in line with or ahead of our assumptions, others have not yet reached the expected levels, particularly with respect to the normalization of interest rates
(2) From core businesses, excluding Corporate Investments and Consolidation & Adjustments
(3) Assumes 21% take-up and is based on methodology explained on page 15
(4) EUR (2.4) bn revaluation impact of current stake and mandatory exchangeable in 3Q2010 is already reflected in expected capital ratios
(5) Includes EUR 50 bn from Deutsche Bank Private Wealth Management and excludes business clients

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Setting the stage

Executing on Management Agenda Phase 4	— Successful recalibration of CB&S business model — Continued build-up in Asia — Successful franchise investments in Germany and Europe: Sal. Oppenheim, parts of ABN Amro — Postbank will increase earnings capacity of non-investment banking businesses, eventually resulting in equal importance vs. investment banking
Focus on home market leadership	— Healthy macro-economic environment in Germany — Germany is Europe's largest retail banking market — More than 50 years of retail banking experience
Leveraging Postbank	— Powerful combination of advisory banking (Deutsche Bank) and consumer banking (Postbank) — Complementary business propositions allow for distinguished client attraction — Perfect alignment with past acquisitions in Germany (Berliner Bank and norisbank) — Enhance cross-divisional leverage of Postbank's extensive distribution platform
Deliver value for shareholders	— Significantly strengthen deposit base — Increase scale and achieve synergies — Potential capital relief will allow for redeployment opportunities

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1 Executing on Management Agenda Phase 4 2 Transactions and financial impact Agenda 3 Retail powerhouse in Europe's biggest economy

We introduced Phase 4 in December 2009 ... Focus on core PCAM businesses and home market leadership Increase CIB profitability with renewed risk and balance sheet discipline Focus on Asia as a key driver of revenue growth Reinvigorate our performance culture Management Agenda Phase 4 2009 - 2011

… and we are executing on it

Phase 4 Agenda

Increase CIB profitability with renewed risk and balance sheet discipline	— Successful recalibration of CB&S business model with improved risk-return profile — Integration of CIB under single leadership offers significant synergy potential — Top 5 position in Dutch commercial banking business through acquisition of parts of ABN Amro
Focus on core PCAM businesses and home market leadership	— Leader in German private banking after Sal. Oppenheim acquisition — Undisputed retail banking leadership after Postbank acquisition — Significant step towards rebalancing earnings mix
Focus on Asia as a key driver of revenue growth	— Continued build-up in Asia — Revenues from the region expected to double from 2008 level(1)
Reinvigorate our performance culture	— Realize synergies from CIB integration and Postbank acquisition — Roll-out of complexity reduction program — Implement value-based management as driver for total shareholder return

(1) Refers to Asia / Pacific excluding Japan

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Rationale for Postbank acquisition Customer bank (EUR 121 bn assets)(1): Large, lean, profitable Non-customer bank (EUR 121 bn assets): Large, capital consumptive and less profitable What we get Become the undisputed leader in German retail banking Achieve critical mass and close gap to European peers Realize substantial synergies Leverage Postbank distribution platform Good for PBC Rebalance earnings mix Potential capital relief from mid-term run-off of non-core assets Significant expansion of retail deposit base enhances funding mix Good for Deutsche Bank Group Accelerate re-rating of Deutsche Bank Run-off Leverage Includes commercial real estate portfolio potentially subject to optimization measures

Strategic rebalancing of earnings mix Corporate and Investment Bank (CIB) Private Clients and Asset Management (PCAM) Asset and Wealth Management Corporate Banking & Securities Global Transaction Banking Private & Business Clients Corporate Investments (CI) Global Markets Corporate Finance Asset Mgmt. Private Wealth Mgmt. ABN Amro Netherlands

PBC ambition level

Income before income taxes, in EUR bn



1.5
0.1
~1(2)
>3
Published 2011 target
Postbank customer bank
P4F(1)
Envisaged synergy target
PBC / Postbank combined growth
Ambition level

Assumptions:

- Full run-rate, i.e. full synergies realized
- No further cost-to-achieve
- PPA effects fully amortized
- No material impact from non-customer bank

(1) Postbank for Future: Existing Postbank efficiency program, announced in November 2009
(2) Including EUR 0.1 bn cross-divisional synergies

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1 Executing on Management Agenda Phase 4 2 Transactions and financial impact Agenda 3 Retail powerhouse in Europe's biggest economy

Rationale for transactions

Why do public tender offer now?	— Use time window, thus pass 30% threshold and qualify as voluntary public tender offer (PTO) with releasing effect — Optimize value for shareholders by reducing total acquisition costs by up to EUR 1.7 bn — Aim for early consolidation, potentially in 4Q2010
Why consolidate now?	— Aspire to accelerate integration process to maximize shareholder return — Aim to realize synergy potential and take full advantage of growth opportunities
Why ~9.5 billion net new capital?	— Mainly to cover capital consumption from Postbank consolidation, and to support capital base — Maintain prudent capital management while allowing for capital relief from run-off in Postbank non-core portfolio

Aim to accelerate integration, optimize acquisition cost, support balance sheet restructuring

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Timetable for the transactions 2010, non-linear scale Announce- ment Closing and settlement Analyst meeting / press conference 21 Sep 29 Sep 1 Oct 5 Oct 6 Oct Publication of prospectus / subscription offer Announce- ment of take-up Subscription period 12 Sep 13 Sep Mid Nov Review of PTO by BaFin 20 Sep Announcement of subscription price Public tender offer (PTO) It is ensured that the settlement of PTO will not be subject to U.S. anti-trust approval process Settle- ment of PTO(1) Rights issue Rights trading at NYSE 22 Sep Rights trading in Germany PTO result publi- cation Add. offer period (2 weeks) Offer period (4 weeks) Publication of offer document End of add. offer period End of offer period

Why do public tender offer (PTO) now?

Illustrative economic purchase price value comparison, in EUR bn


Assuming 100% take-up in PTO
Add-on in case of free float acquisition at put price (2)(3)
Assuming remaining free float purchased at put price
1.0
0.2
(0.7)(1)
2.3
1.2
1.6
6.3
1.7
8.0
Initial tranche
Additional purchases
Mandatory exchangeable bond(4)
Put/Call structure(4)
Public tender offer assuming full take-up
Total PTO scenario
Potential price benefit
Total 'do-nothing' scenario

	Initial tranche	Additional purchases	Mandatory exchangeable bond	Put/Call structure	Public tender offer assuming full take-up	Total PTO scenario	Potential price benefit	Total 'do-nothing' scenario
Shareholding	22.9%	7.1%	27.4%	12.1%	30.5%	100%		100%
No. of shares (m)	50	15.5	60	26.4	66.8	218.8		218.8
Price p.S. (EUR)	19.2	14.9	39.2	43.9	24.4 (5)	28.9		36.6

(1) Mandatory exchangeable bond with an issuance amount of EUR 3.0 bn settles into Postbank shares and a cash component of EUR 0.7 bn which is accounted for as embedded derivative with a fair value of EUR 0.2 bn at issuance and mark-to-market gains of EUR 0.5 bn

(2) 218.8 m outstanding shares x 30.55% free float x (EUR 49.42 – 24.42) = EUR 1.7 bn; EUR 49.42 per share equals the undiscounted nominal put price

(3) Assumes that Deutsche Bank is able to acquire all current free float at the PTO price either in the course of the PTO or thereafter, whereas in case of a later mandatory PTO it would have to acquire the entire free float at a price equal to the higher price derived from the put / call structure (incl. interest)

(4) Present value paid in 2009 (5) EUR 24.42 per share exemplary for 3-month VWAP (relevant offer price to be calculated by BaFin)

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Methodology for Tier 1 capital impact assessment

Capital increase impact	— Calculated with the fully underwritten subscription price of EUR 31.80 for 308.64 m shares, which equals EUR 9.8 bn of gross proceeds; net proceeds of EUR 9.5 bn reflect dividend accrual assumption of EUR 0.75 per new share for 1H2010 and transaction fees
PTO take-up	— Assumes take-up of 21% in public tender offer (PTO)
RWA	— Postbank RWAs, including market risk, supported with 10% target Tier 1 ratio of Deutsche Bank
Valuation / purchase price allocation	— Basis: Fair value (FV) disclosure of Postbank per 30 June 2010 (outside-in view); adjustments only for known methodological differences, especially application of liquidity spreads for Postbank's loans and receivables — Final calculation of FVs for purchase price allocation can only be determined at the time of full consolidation; the amounts can significantly differ from those of the outside-in view, mainly due to market movements until full consolidation (especially interest rates, liquidity spreads) and application of Deutsche Bank's FV methods and policies after access to Postbank's books and records
IFRS 3 loss	— Under current IFRS 3 rule[(1)], the documented intention to consolidate triggers revaluation of existing equity interest (including mandatory exchangeable) at Fair Value (FV) through P&L; expected future cash flows have not deteriorated — Revaluation takes into account cumulative equity pick-ups and is based on an assumed FV of EUR 24.42 of Postbank share; if DB decides to fully consolidate before publication of 3Q2010 results, the IFRS 3 loss will already have to be recorded in 3Q2010
Reversal of current Tier 1 impact	— Tier 1 impact from full consolidation benefits from reversal of EUR 2.4 bn Tier 1 capital consumption from current investment in Postbank

(1) Under previous IFRS 3 rule (until 2009), instead of a revaluation loss via P&L, the goodwill would have been higher, i.e. no material difference in Tier 1 capital impact

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Estimate of Tier 1 capital impact from Postbank consolidation

As of 30 June 2010, outside-in, based on 21% take-up in public tender offer and methodology explained on page 15, in EUR bn



Capital consumption at current Postbank Tier 1 ratio level
Add. capital for 10% Tier 1 ratio
Revaluation effects
Existing Tier 1 funding
Total incremental Tier 1 consumption
5.1
3.1
1.3
1.8
1.9
2.6
2.4
0.2
(1.6)
(0.4)
(2.4)
(0.6)
(5.0)
7.7
Tier 1 deductions(2) 1.3
Goodwill / intangibles(3) 1.8
Negative P&L effect from revaluation (IFRS 3) 2.4
Put / Call revaluation (P&L neutral) 0.2
Postbank hybrid capital (1.6)
Minority interest (0.4)
Capital consumption from current investment in Postbank (2.4)
Recognition of cumulative equity pick-ups in Tier 1 (0.6)
Postbank Tier 1 capital(1) (reported as of 30 Jun 2010)
Tier 1 deductions
Alignment to Deutsche Bank target on Deutsche Bank books
Revaluation triggered by consolidation
Postbank hybrids, minorities and Tier 1 effects from current Deutsche Bank stake in Postbank
Total incremental Tier 1 consumption

(1) Reported by Postbank at 7.3% Tier 1 ratio (incl. market risk RWA)
(2) Includes certain deductions for expected loss shortfalls, which are expected to reverse upon refinement of advanced methods by end of 2011, as indicated by Postbank
(3) Goodwill recognized for regulatory purposes is lower than IFRS goodwill due to differences in the treatment of deferred tax liabilities on intangible assets

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Potential capital impact of capital increase and Postbank consolidation, based on 2Q2010[1]



Tier 1 ratio
Core Tier 1 ratio
Total Tier 1 capital:
Total RWA:
EUR 42 bn
EUR 362 bn
=~11.6%
~EUR 9.5 bn(2)
11.3%
7.5%
EUR (7.7) bn (3)
~11.6%
~8.0%
30 Jun 2010 Tier 1 ratio reported
Net capital increase
Estimated incremental Tier 1 capital consumption from Postbank consolidation
Take-up 21% in public tender offer

(1) Assuming 21% take-up in public tender offer and based on methodology as outlined on page 15
(2) Gross proceeds of EUR 9.8 bn, net of dividend accrual for new shares and transaction fees
(3) Certain deductions for expected loss on non-homogeneous loans is expected to reverse upon refinement of advanced methods until end of 2011, as indicated by Postbank

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Postbank balance sheet: Non-customer vs. customer bank In EUR bn, 30 Jun 2010 (CHART) 242 242 Customer Bank Non- Customer Bank (1) Potentially subject to optimization measures Note: Numbers may not add up due to rounding, does not include off-balance sheet exposures Source: Company information, DB analysis

(CHART) Potential for mid-term capital relief from run-off of non- customer assets 30 June 2010, in EUR bn Capital relief potential includes EUR 0.9 bn RWA reductions (outside-in assuming risk weights as of 30 June 2010 and 10% Tier 1 ratio) from run-off of investment securities portfolio, as indicated by Postbank, and certain deductions for non-homogeneous loans, partly referring to customer assets, which are expected to reverse by end 2011, as indicated by Postbank Note: Scale not linear due to presentation purposes Total incremental capital consumption assuming 21% take-up Non- customer assets Customer assets Aspire to free-up capital and redeploy at higher RoE(1) (CHART) Customer Bank Non- Customer Bank 71 242 Operational risk illustrative

1 Executing on Management Agenda Phase 4 2 Transactions and financial impact Agenda 3 Retail powerhouse in Europe's biggest economy

Germany: Healthy market environment Loan loss provisions in % of revenues in retail banking, average of leading market players of respective country Source: DB Research, ECB, Company reports Germany with strong economy, ... .... and low-risk retail clients .... favourable labour market ... GDP, 2009, in USD bn Disposable income of private households, 2007, in EUR bn Unemployment, in % (CHART) .... affluent private customers, ... (CHART) (CHART) 2004 2007 2009 LLP ratio, 2007 - 2009 median(1), in % (CHART)

PBC / Postbank to become a clear leader in Germany and to close the gap vs. large European players

German retail market

Domestic clients, Dec 2009, in million


~50
~30
PBC +
10
14
24
COMMERZBANK
11
ING DiBa
7
HypoVereinsbank
4
TARGO BANK
3

European retail peers

Domestic net revenues in retail business, FY2009, in EUR bn


Intesa SanPaolo
10.4
Santander
8.8
Unicredit
7.4
PBC +
4.0
3.2
7.2
BBVA
7.0
BNP Paribas
6.2
Nordea
6.1
Commerzbank(1)
4.3
ING
3.9

(1) Segment Private Customers

Source: Company data

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Facts and figures EUR 260 bn retail deposits(3) 30 June 2010 / 1H2010 A retail powerhouse Postbank Annual Report 2009 (German version p. 10); on Postbank Interim Report as of 30 June 2010 Includes sight, term, savings and home savings deposits from retail and business clients Includes EUR 50 bn Deutsche Bank Private Wealth Management, and excludes business clients (1) (1) German branch networks Deutsche Bank: 774 Postbank: 1,119 Berliner Bank: 61 norisbank: 94

c Breadth of product offering Advisory Banking proposition Relationship management with excellent service levels Full range product portfolio Advisory Banking Easy accessibility (branch / online) Leadership for price- conscious private and business clients Lean portfolio of quality products Consumer Banking Premium Mainstream High Low Advisory Target competitors: Target competitors: Note: Page with brand focus, not necessarily legal entities Complementary business propositions ...

… reflected in different business mix



Market share(1)
In %
Revenues(2)
In % of total
Current Account / Saving
~8-10%
~5-6%
~65-75%
~50%
Loan / Mortgages / Home Savings
~3-4%
~3-4%
~20-30%
~25%
Investments / Insurance
~4-5%
~10-14%
~2-10%
~25%

(1) FMDS Data (and eFinancLab) 2009 analysis (508) by DB Market Research; current account / savings used 'banking relation' and 'current account'; investment / insurance used 'investment account' and 'shares', full market > 100% due to multi banking usage

(2) Postbank: Focus retail and business (small cap) client segment; data outside in estimation based on market revenue pools and expert opinion / modelling; Deutsche Bank: PBC Germany incl. Berliner Bank, excl. norisbank, Management Reporting (UBR), all Data 2009

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0 0.70000000000008 Cost synergies Cost synergies Revenue synergies Revenue synergies Run-rate (2014/15) Run-rate (2014/15) ~1 bn p.a. ~710 ~250 150.000000000017 520.000000000059 370.000000000042 260.00000000003 100.000000000011 Head-office IT(1) Operations PBC Premium Processes Sales Until 2014/15 ~1.4 bn 150 520 370 260 100 Excl. depreciation of capitalized software after 2015 Contribution of synergy programs reaches run-rate in 2014 / 15 Comprises revenue and cost synergies Note: Excludes Postbank's stand-alone program P4F, and PBC's portion of the infrastructure efficiency program Synergy targets and cost-to-achieve estimate In EUR m (2) (2) Cost-to-achieve Split by category Split by type Outside-in view 80.0000000000091 230.000000000026 150.000000000017 130.000000000015 40.0000000000045 130.000000000015 100.000000000011 100.000000000011 Head-office IT Operations PBC Premium Processes Sales DB / PB cooperation(3) Cross-divisional synergies Revenue synergies Run-rate (2014/15) Run-rate (2014/15) ~1 bn p.a. 80 230 150 130 130 100 100 40

Ambition level for the combined retail franchise Revenues of EUR >10 bn Income before income taxes of EUR >3 bn Cost / income ratio of <60% Pre-tax RoE of >20% Top 5 retail deposit taker in Europe Assumptions: Full run-rate, i.e. full synergies realized No further cost-to-achieve PPA effects fully amortized No material impact from non-customer bank

Impact on Group financial targets We maintain our Tier 1 ratio target of at least 10% until new capital regime in place On balance, our assumptions(1) still support EUR 10 bn pre-tax profit target for 2011(2) Some environmental variables are in line with or ahead of our assumptions, others have not yet reached the expected levels, particularly with respect to the normalization of interest rates From core businesses, excluding Corporate Investments and Consolidation & Adjustments

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission (SEC). Such factors are described in detail in our SEC Form 20-F of 16 March 2010 under the heading "Risk Factors." Additional factors relating to the takeover offer and related transactions referred to in this presentation include the unavailability of internal Postbank information to Deutsche Bank, limits on Deutsche Bank's ability to achieve the benefits or synergies it expects or to avoid higher costs for integration and the combined business, the effect of the transaction on Deutsche Bank's core capital and other risks referenced under the headings "Risk Factors" in the prospectus dated 29 September 2009, as it will be supplemented by the prospectus supplement expected to be filed with the SEC on or about 21 September 2010. Copies of this document are readily available upon request or can be downloaded from www.sec.gov. In addition, this presentation contains financial and other information which has been derived from publicly available information disclosed by persons other than Deutsche Bank ("external data"). In particular, external data has been derived from the publicly available information of Postbank as well as industry and customer-related data and other calculations taken or derived from industry reports published by third parties, market research reports, commercial publications. Commercial publications generally state that the information they contain has originated from sources assumed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the calculations contained therein are based on a series of assumptions. The external data has not been independently verified by the Company. Therefore, the Company cannot assume any responsibility for the accuracy of the external data taken or derived from public sources. Where information in this presentation has been sourced from a third party, Deutsche Bank confirms that, to the best of its knowledge, this information has been accurately reproduced and that so far as Deutsche Bank is aware and able to ascertain from information published by such third party no facts have been omitted which would render the reproduced information inaccurate or misleading. Cautionary statements

European Economic Area This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. This document does not constitute a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated 4 November 2003 (the "Prospectus Directive"). The public offer in Germany will be made solely by means of, and on the basis of, a securities prospectus which is to be published following its approval by the Bundesanstalt fur Finanzdienstleistungsaufsicht. Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which is expected to be published before the start of the subscription period for the subscription rights and will be available for download on the internet site of Deutsche Bank AG (www.deutsche-bank.de). Copies of the prospectus will also be readily available upon request and free of charge at Deutsche Bank AG, Große Gallusstraße 10-14, 60311 Frankfurt am Main Germany. In any Member State of the European Economic Area that has implemented Prospectus Directive this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. United Kingdom This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Notice to U.S. Persons The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus the issuer expects to file with the SEC and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents, once filed, for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling Deutsche Bank at +49 69 910-0. Disclaimer